SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐ *

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) Dennis L. Zeitler

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) 00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 154,215 8) Shared Voting Power 2,638,293 9) Sole Dispositive Power 154,215 10) Shared Dispositive Power 2,638,293

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,792,508

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 6.9%

14)	Type of Reporting Person (See Instructions) IN

Page 2 of 14 Pages

Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a)	Name of Person Filing:	Dennis L. Zeitler

(b)	Residence or Business Address:	Mine Safety Appliances Company
P.O. Box 426
Pittsburgh, PA 15230

(c)	Present Principal Occupation:	Vice President, Chief Financial Officer and Treasurer of the Company.

Item 5. Interest in Securities of the Issuer.

See Items 7 through 11 and 13 of the cover page.

As indicated in Amendment No. 1 to the Schedule 13D, prior to January 1, 2004 the undersigned and the other members of the Investment Committee of the Trust for the Company’s Non-Contributory Pension Plan for Employees shared dispositive power over the shares of Common Stock held by the Trust, but sole voting power over the shares was held by PNC Bank, N.A., as trustee of the Trust. On January 30, 2004, a new Trust Agreement was executed making the members of the Investment Committee the trustee for the shares of Common Stock held in the Trust, effective as of January 1, 2004.

Under the new Trust Agreement, in addition to dispositive power, the members of the Investment Committee have the power to vote the shares of Common Stock held in the Trust with respect to uncontested elections of directors, ratification of independent auditors and approval of employee benefit plans and stock plans, or amendments thereto, previously approved by the Board of Directors or a Board Committee. In the case of a vote on any other matter, the Investment Committee must bring the matter to the Board of Directors, which shall then direct the Investment Committee as to the manner in which the shares of Common Stock held in the Trust shall be voted.

As of February 20, 2004, the Trust held 2,463,500 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

An Exhibit Index follows the Signature Page.

Page 3 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
Dennis L. Zeitler By: Douglas K. McClaine Attorney-in-fact

Date: March 3, 2004

Page 4 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing

1	Mine Safety Appliances Company Non-Contributory Pension Plan MSA Stock Trust Agreement dated January 30, 2004. (filed herewith.)

Page 5 of 14 Pages

MINE SAFETY APPLIANCES COMPANY

NON-CONTRIBUTORY PENSION PLAN

MSA STOCK TRUST AGREEMENT

Effective January 1, 2004

************

-i-

PREAMBLE

THIS AGREEMENT made this 30th day of January, 2004, but effective as of the first day of January, 2004, by and between the Mine Safety Appliances Company (hereinafter referred to as the “Company”), a Pennsylvania corporation, and John T. Ryan, III, Dennis L. Zeitler and William M. Lambert, hereinafter collectively referred to as the “Trustee”.

WHEREAS, the Company has adopted the Mine Safety Appliances Company Non-Contributory Pension Plan (the “Plan”), which requires that the Plan’s assets be held in trust for the benefit of Plan participants; and

WHEREAS, MSA entered into a Trust Agreement dated March 20, 1992 (the “Prior Trust”) with PNC Bank (“PNC”) as trustee of the assets comprising the Plan, which assets now include approximately 980,000 shares of MSA stock; and

WHEREAS, PNC has expressed a desire to be relieved of its duties as trustee with respect to those shares of MSA stock held by it under the Prior Trust; and

WHEREAS, the Board of Directors of MSA has authorized the creation of a “Special Purpose” trust to hold the shares of MSA stock originally held by PNC under the Prior Trust, and has specified that the members of the MSA Pension Investment Committee, currently comprised of John T. Ryan, III, Dennis L. Zeitler and William M. Lambert, shall have the ability to exercise control over the shares of MSA stock held in the Trust, and such individuals are willing to serve as Trustee hereunder.

NOW, THEREFORE, the Company and the Trustee, each intending to be legally bound, hereby agree as follows:

ARTICLE I

ESTABLISHMENT OF TRUST; ADMINISTRATION

1.1 The Company hereby establishes with the Trustee a trust (the “Trust”) consisting of such sums of money and such property, principally shares of stock of the Company, as shall from time to time be paid or delivered to the Trustee. All such money and property, all investments and reinvestments made therewith and proceeds thereof, and all earnings and profits thereon, less the payments which at the time of reference shall have been made by the Trustee as authorized herein, are referred to herein as the “Fund”. The Fund shall be held by the Trustee in trust and dealt with in accordance with the terms and provisions of this Agreement. At no time shall any part of the corpus or income of the Fund be used for or diverted to purposes other than for the exclusive benefit of Plan participants and beneficiaries, and paying the expenses of the Plan to the extent that the same are not paid by the Company. However, a return of contributions may be made under certain circumstances as provided in the Plan, provided that such return of contributions would not cause the Plan and the Trust to lose their qualification under Sections 40l(a) and 50l(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

1.2 The Plan shall be administered by the Company or the person or entity designated by the terms of the Plan to administer the Plan (hereinafter referred to as the “Administrator”). The Administrator shall have the sole fiduciary duty as to such Plan administration, and the Trustee shall not be responsible in any respect for such administration.

1.3 The Company shall fully indemnify and save harmless the Trustee from liability and expense incident to any act or failure to act by reason of the Trustees’ reliance upon or compliance with the instructions issued by the Administrator or the Company.

ARTICLE II

TRUSTEE’S DUTIES

2.1 It shall be the duty of the Trustee to hold, invest, and reinvest the Fund as an irrevocable trust fund in accordance with the provisions of this Agreement and in accordance with applicable laws or regulations; to make disbursements to or on the order of the Administrator, including, when the Administrator shall so order, payments directly to another trustee of the assets of the Plan, or to participants or beneficiaries under the Plan; and to pay the expenses of the Trust as hereinafter provided.

ARTICLE III

INVESTMENTS

3.1 Recognizing the special purpose of this Trust, the Trustee shall from time to time invest and reinvest the Fund, and keep it invested, without distinction between principal and income, and otherwise as it in its sole discretion deems advisable. Any such investments and reinvestments shall not be restricted to securities and property of the character authorized for investment by trustees generally, so long as such investments are not a prohibited transaction under ERISA or any other applicable law or regulation.

3.2 The Trustee’s investment powers shall include, but shall not be limited to, investment in the following:

(a) the common stock of Mine Safety Appliances Company and any other domestic common or preferred stock, including warrants, rights, preferred stocks convertible into common stocks, and the purchase or sale of options to buy or sell any of the foregoing regardless of where or how traded;

(b) bonds or other obligations of the United States of America or any agencies thereof, or any bonds or other obligations which are directly or indirectly guaranteed by the United States or any agency thereof;

(c) commercial paper and other short term investments.

3.3 The Trustee may keep such portion of the Fund in cash or cash balances as it in its sole discretion deems advisable from time to time, and shall keep such portion of the Fund in cash or cash balances as may be specified from time to time by the Administrator to meet contemplated disbursements.

3.4 The Trustee may retain, without liability, any property contributed to the Fund in the same form in which contributed, unless prohibited by any applicable law or statute.

ARTICLE IV

TRUSTEE’S POWERS

4.1 The Trustee is authorized and empowered to the extent permitted by any applicable law or statute, which to the extent of the granting of powers, are incorporated herein by reference:

(a) to sell, exchange, convey, transfer, or otherwise dispose of any property held in the Fund and to make any sale by private contract or public auction, and no person dealing with the Trustee, shall be bound to see to the application of the purchase money or to inquire into the validity, expediency, or propriety of any such sale or other disposition;

(b) to vote in person or by proxy any stocks, bonds, or other securities held in the Fund except that with respect to MSA stock, such power shall apply only to uncontested elections of directors, ratification of independent auditors and approval of employee benefit plans and stock plans or amendments thereto previously approved by the Board of Directors or a Board committee, and in the case of a vote on any other matter, the Trustees shall bring the matter to the Board which shall then direct the Trustees as to the manner in which such shares shall be voted;

(c) to exercise any rights appurtenant to any such stock, bonds, or other securities for the conversion thereof into other stocks, bonds, or other securities, or to exercise rights or options to subscribe for or purchase additional stock, bonds, or other securities, and to make any and all necessary payments with respect to any such conversion or exercise;

(d) except with respect to the stock of MSA, to join in, dissent from, or oppose the reorganization, recapitalization, consolidation, sale, merger, or other consolidation of corporations or property of which the Fund may hold stock, bonds, or other securities, or in which it may be interested, upon such terms and conditions as are deemed prudent, and to pay any expenses, assessments, or subscriptions in connection therewith, and to accept any securities or property to the extent not prohibited by any applicable law or statute, which may be issued upon any such reorganization, recapitalization, consolidation, sale, or merger and thereafter to hold the same, without any duty to sell;

(e) to make, execute, acknowledge, and deliver any and all assignments, documents of transfer, and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

(f) to borrow or raise money for the benefit of the Trust and in conjunction with their duties under the Trust in such amount and upon such terms and conditions in the Trustee’s absolute discretion as may be advisable; and for any sum so borrowed to issue promissory notes as Trustee and to secure the repayment therefor by mortgaging or pledging all or any part of the Fund; and no person lending money to the Trustee shall be bound to see to the application of the money loaned or to inquire into the validity, expediency, or propriety of any such borrowing;

(g) to cause any investment in the Fund to be registered in, or transferred into, the Trustee’s name or the name of a nominee or nominees or to retain any such investment unregistered or in a form permitting transfer by delivery, provided that the books and records of the Trustee shall at all times show that all such investments are part of the Fund;

(h) from time to time employ suitable agents and counsel, including a custodian to provide custodial services, to delegate to such agents, counsel or custodian any of the powers herein granted, and to pay reasonable expenses and compensation in connection therewith, without incurring any liability therefor other than that incident to the choice of agents, counsel or custodian, nor liability concerning actions taken by them after such delegation to the extent permitted by any applicable law or statute;

(i) to purchase or otherwise acquire in accordance with any applicable law or statute, and make payment therefor from the Fund, any bond or other form of guarantee or surety required by any authority having jurisdiction over the Trust and its operation, or believed by the Trustee to be in the best interests of the Fund;

(j) to give or take any form of title to or from any person or persons;

(k) to place money in savings accounts or other types of time deposits with any financial institution or quasi-financial institution, either foreign or domestic.

4.2 In addition, and not by way of limitation, the Trustee shall have any and all powers and duties concerning the investment, retention or sale of property held in trust as if it were absolute owner of the property, and no restrictions with regard to the property so held shall be implied, warranted or sustained by reason of this Agreement other than those restrictions imposed by applicable laws or statutes.

4.3 Where applicable, any and all actions taken by the Trustee shall be taken by and with the consent of a majority of those acting as Trustees, and such actions shall be considered as unanimous actions unless a dissenting Trustee files his objections in writing with the other Trustees, the Company, and the Administrator. Upon the filing of such objections, the Trustee so filing shall be released from any and all liability which may arise by virtue or as a result of the actions to which he has filed objections.

4.4 The signature of any one Trustee on any contract or other document shall be sufficient evidence to any third party that such contract or document is valid and in accordance with the terms of this Agreement.

ARTICLE V

TRUSTEE’S FEES AND EXPENSES

5.1 The Trustee shall not receive any compensation from the Fund for its services as Trustee; but all other proper charges and disbursements of the Trustee, including all expenses, to the extent that they are not paid by the Company, shall constitute a charge upon and be paid by the Fund unless prohibited by applicable laws, regulations, or statutes.

5.2 The expenses incurred by the Trustee in the performance of his duties or the exercise of the powers granted hereunder, including reasonable compensation for agents, counsel, custodian or other service providers, and expenses incident thereto; as well as taxes of any kind whatsoever that may be levied or assessed upon or in respect of the Trust, the Fund, or any money, property, or securities forming a part thereof, may be paid by the Trustee out of the Fund.

ARTICLE VI

LIMITATION ON TRUSTEE’S LIABILITY

6.1 The Trustee shall not be liable for the making, retention, or sale of any investment or reinvestment made by him as herein provided nor for any loss to or diminution of the Fund, except due to his failure to comply with ERISA or any other applicable law or statute, or his lack of good faith, willful misconduct, or failure to carry out his duties with the care, skill, prudence, and diligence which a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, or failure to diversify the investments of the Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, or failure to comply with the documents and instruments governing the Plan insofar as such documents and instruments are consistent with applicable laws. The Trustee may from time to time consult with counsel, who may be counsel to the Company, and shall be fully protected in legal questions when acting upon the advice of counsel.

ARTICLE VII

RECORDKEEPING

7.1 The Trustee shall keep a record of all proceedings and acts with respect to the Plan, and shall keep all such books of account, records, and other data as may be reasonably necessary for the proper administration of the Plan. Following the close of each fiscal year of the Fund or following the close of such other period as may be agreed upon between the Trustee and the Company, the Trustee or its agent shall file with the Company a written report setting forth all investments, receipts, and disbursements, and other transactions effected during such fiscal year or other period, including a description of all securities and investment purchases and sales with the cost or net proceeds of such purchases or sales and showing all cash, securities, and other property held at the close of such fiscal year or other period, valued currently, and such other information as may be required under any applicable law. Upon the expiration of ninety (90) days from the date of filing such annual or other account, the Trustee shall, to the extent permitted by law, be released and discharged from any liability or accountability to anyone as respects the propriety of its acts or transactions.

ARTICLE VIII

FUND VALUATION

8.1 The Trustee or its agent shall determine the total fair market value of the Trust at least annually at the close of the Trust’s fiscal year and at the end of any other period as may be requested by the Administrator. In making such determination of fair market value, the following principles shall apply:

(a) The value of all stocks or other securities listed on any recognized exchange shall be determined by taking the closing price of each stock on the valuation date, or on the last business day preceding the valuation date when such date falls on a Saturday, Sunday, or a holiday, and if no sale has been reported for that day then the procedure described in subsection (b) below shall be followed to determine the value. For the purposes of this paragraph, sales and bid and asked prices reported in newspapers of general circulation, or in standard financial periodicals, or in the records of such exchange, any one or more of which may be selected by the Trustee or his agents, shall be accepted as evidence thereof.

(b) The value of any other security or investment shall be the market value thereof as determined by a reputable expert, selected by the Trustee, who is familiar with the value of such security or investment. Such expert may be a broker or dealer who is registered with the National Association of Security Dealers.

(c) An investment purchased, the purchase price of which shall not have been paid, shall be included for valuation purposes as a security held and adjustments shall be made in accordance with sound accounting practice to reflect such purchase.

(d) An investment sold but not delivered pending receipt of the proceeds shall be valued at the net sales price.

(e) For the purpose of valuation of an investment, except an investment sold but not delivered, it shall be unnecessary to deduct from the value ascertained, as above indicated, brokers’ commissions or other expenses which would be incurred upon a sale thereof.

ARTICLE IX

RESIGNATION AND REMOVAL OF TRUSTEE

9.1 The Trustee, or any of the persons constituting the Trustee, may be removed by the Company at any time upon notice in writing to such Trustee which notice shall set forth the time such removal is to be effective. The Trustee or any of the persons constituting the Trustee, may resign at any time upon thirty (30) days’ notice in writing to the Company. Upon such removal or resignation, such Trustee shall make a full and complete accounting and disclosure of his activities as Trustee to the new or acting Trustee, the Company, and other parties as required by this instrument or any applicable laws. This accounting and disclosure shall be made within ninety (90) days after the removal or resignation date of such Trustee and shall be in such form and contain such detail as may be required by the Company or by applicable law or regulation. Upon receipt of such information, the recipients must within ninety (90) days notify the departing Trustee of any and all objections with respect to such Trustee’s activities. If the departing Trustee is not so notified, he will be released from any and all liability with respect to such activities to the extent permitted by applicable law. Upon removal, resignation, death or incapacity of a person constituting the Trustee, the Company may appoint and designate a successor trustee.

ARTICLE X

AMENDMENT AND TERMINATION

10.1 The Company reserves the right at any time and from time to time by action of its Board of Directors to (a) modify or amend in whole or in part any or all of the provisions of this Agreement upon notice in writing to the Trustee, or (b) terminate this Agreement upon notice in writing delivered to the Trustee; provided, however, that no modification or amendment which affects the rights, duties, or responsibilities of the Trustee may be made without the Trustee’s consent; and further provided, that no termination, modification, or amendment shall permit any part of the corpus or income of the Fund to be used for or diverted to purposes other than for the exclusive benefit of participants and their beneficiaries.

10.2 Any amendment or modification may and shall be retroactive to such date as may be necessary. In the event of termination, the Trustee shall pay over the Fund to such person, firm, or corporation as may be designated by the Company or any instrument governing the Plan or as may be required under applicable law or regulation.

ARTICLE XI

MISCELLANEOUS

11.1 Any action by the Company or Administrator pursuant to this Agreement shall be evidenced or empowered in a written manner acceptable to the Trustee, and the Trustee shall be fully protected in acting in accordance with such writing.

11.2 The Trustee accepts the Trust created hereunder and agrees to be bound by all the terms of this Agreement and any applicable laws, regulations, or statutes.

11.3 The Trust herein established is intended to comply with ERISA and to be a “qualified trust” as such term is used in Code Sections 401 and 501. The terms as used herein shall have the meanings ascribed to them by ERISA or any other applicable laws, or, as defined by the Plan, unless the context clearly indicates an intended different meaning. This Agreement shall be construed, administered, and enforced, to the extent not preempted by ERISA or other applicable laws, according to the laws of the Commonwealth of Pennsylvania.

11.4 In any application to the courts for an interpretation of this Agreement or for an accounting by the Trustee, only the Trustee and the Company shall be necessary parties and no participant under the Plan or other person having an interest in the Fund shall be entitled to any notice or service or process, except as provided by law. Any final judgment entered in such an action or proceeding shall be conclusive upon all persons claiming under this Agreement. In the case of any conflict between the provisions of the Plan and this Agreement, the provisions of the Plan shall govern.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement on the date first above written.

ATTEST:	Mine Safety Appliances Company

/s/ D.K. McClaine	/s/ John T. Ryan III
Secretary	Chief Executive Officer

WITNESS:	Trustees

/s/ Bonita R. McGraw	/s/ John T. Ryan III
John T. Ryan, III

/s/ Penny Smeltzer	/s/ Dennis L. Zeitler
Dennis L. Zeitler

/s/ Madge Brown	/s/ William M. Lambert
William M. Lambert